                                                     -------------------------
                                                          OMB APPROVAL
                                                     -------------------------
                                                     OMB NUMBER:     3235-0145
                                                     EXPIRES: OCTOBER 31, 1994
                                                     ESTIMATED AVERAGE BURDEN
                                                     HOURS PER RESPONSE  14.90
                                                     -------------------------


                               UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 SCHEDULE 13G
                                                                 # 0000 821 130
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 3)*

                     UNITED STATES CELLULAR CORPORATION
- -------------------------------------------------------------------------------
                             (Name of Issuer)

                     Common Shares ($1.00 par value)
- -------------------------------------------------------------------------------
                     (Title of Class of Securities)

                                911684108
               --------------------------------------------
                             (CUSIP Number)


Check the following box if a fee is being paid with this statement ______. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (2/92)                Page 1 of 8 Pages

CUSIP No. 911684108                13G                    Page 2 of 5 Pages


- --------------------------------------------------------------------------------

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Coditel Brabant S.A.

- --------------------------------------------------------------------------------

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) ______

                                                                       X
                                                                 (b) ______

- --------------------------------------------------------------------------------

 3  SEC USE ONLY

- --------------------------------------------------------------------------------

 4  CITIZENSHIP OR PLACE OF ORGANIZATION
    Belgium

- --------------------------------------------------------------------------------

                   5  SOLE VOTING POWER

   NUMBER OF          2,279,583

    SHARES         -------------------------------------------------------------

 BENEFICIALLY      6  SHARED VOTING POWER

   OWNED BY           0

     EACH          -------------------------------------------------------------

   REPORTING       7  SOLE DISPOSITIVE POWER

     PERSON           Same as 5

      WITH         -------------------------------------------------------------

                   8  SHARED DISPOSITIVE POWER

                      0

- --------------------------------------------------------------------------------

 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,279,583 Common Shares

- --------------------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    N/A

- --------------------------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    Reporting person beneficially owns approximately 6.4% of the common shares and approximately 3.3% of the Combined Common and Series A Common Shares of issuer.(2)

- --------------------------------------------------------------------------------

12  TYPE OF REPORTING PERSON*

    Co.

- --------------------------------------------------------------------------------


                         *SEE INSTRUCTION BEFORE FILLING OUT!

(2) Based on 35,650,434 Common Shares and 33,005,877 Series A Common Shares issued and outstanding November 15, 1993.

Schedule 13G
Issuer: United States Cellular Corporation
Page 3 of 5

                             SCHEDULE 13G
ITEM 1.
     (A) NAME OF ISSUER:

         United States Cellular Corporation

     (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         8410 West Bryn Mawr
         Suite 700
         Chicago, Illinois 60631

ITEM 2.
     (A) NAME OF PERSON FILING:

         Coditel Brabant S.A.

     (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

         Rue des Deux Eglises 26
         Brussels, Belgium 1040

     (C) CITIZENSHIP

         Belgium

     (D) TITLE OF CLASS OF SECURITIES:

         Common Shares, $1.00 par value

     (E) CUSIP NUMBER:

         911684108

ITEM 3.

     (A)-(H)
         Not Applicable.

ITEM 4.

     OWNERSHIP
     (A) AMOUNT BENEFICIALLY OWNED AS OF DECEMBER 31, 1992:

         See cover page, row 9. - 379,931 shares of common stock included in that amount were acquired on or around November 10, 1993 by exercising subscription rights.

Schedule 13G
Issuer: United States Cellular Corporation
Page 4 of 5

     (B) PERCENT OF CLASS:

         See cover page, row 11.

     (C) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

         (i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE: 2,279,583 Common Shares as of December 31, 1993. See cover page, row 5.

        (ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

             Not Applicable.

       (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

             See cover page, row 7.

        (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

             Not Applicable.

ITEM 5.

     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

     Not Applicable.

ITEM 6.

     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not Applicable.

ITEM 7.

     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED BY THE PARENT HOLDING COMPANY.

     Not Applicable.

ITEM 8.

     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not Applicable.

Schedule 13G
Issuer: United States Cellular Corporation
Page 5 of 5

ITEM 9.

     NOTICE OF DISSOLUTION OF GROUP

     Not Applicable.

ITEM 10.

     To the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing, the control of the issuer of such securities, and were not acquired in connection or as a participant in any transaction having such purpose or effect.


                                 * * * * *

                                 SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CODITEL BRABANT S.A.


Paul-Henri Denuit                         Dated:     January 26, 1994
- -------------------------                        -------------------------
/s/Paul-Henri Denuit

    Signature page for Schedule 13G relating to beneficial ownership in the Common Shares of United States Cellular Corporation by Coditel Brabant S.A.